HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
2007 JUN -6 A 8:

082-03638

BY AIRMAIL

Date: 21 May 2007

07024177

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("the Company")
-ISIN US 41068T2087

We enclose herewith a copy of the announcement of the Company dated 18 May 2007 published in The Standard (English version) and The Hong Kong Economic Times (Chinese version) respectively on 21 May 2007 for your filing under the ISIN US 41068T2087, the contents of which are self-explanatory.

Thank you for your kind attention.

PROCESSED
JUN 1 1 2007
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
HANNY HOLDINGS LIMITED

Florence Kam
Company Secretary

Encls.

香港中環夏慤道12號美國銀行中心31樓
31/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)
O:\Hanny 2007\HY-...\Correspondence\005-...doc

澳門祥泰地產集團有限公司*

MACAU PRIME PROPERTIES HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 199)

TOP-UP PLACING AND RESUMPTION OF TRADING

HANNY

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 275)

DISCLOSEABLE TRANSACTION

Placing Agent

KINGSTON SECURITIES LIMITED

THE TOP-UP PLACING

On 18 May 2007, the Vendor (being the substantial Shareholder), the Placing Agent and the Company entered into the Placing and Subscription Agreement pursuant to which the Vendor agreed to place, through the Placing Agent, an aggregate of 300,000,000 existing Shares, on a fully underwritten basis, to not fewer than six Placees who and whose ultimate beneficial owners will be third parties independent of and not connected persons (as defined in the Listing Rules) of the Company and its connected persons (as defined in the Listing Rules) at a price of HK$0.56 per Placing Share. Pursuant to the Placing and Subscription Agreement, the Vendor conditionally agreed to subscribe for an aggregate of 300,000,000 Top-Up Subscription Shares at a price of HK$0.56 per Top-Up Subscription Share.

The Placing Price (or the Top-Up Subscription Price) of HK$0.56 represents (i) a discount of approximately 8.2% to the closing price of HK$0.61 per Share as quoted on the Stock Exchange on the Last Trading Date; (ii) a premium of approximately 9.8% over the average closing price per Share of approximately HK$0.51 as quoted on the Stock Exchange for the last five consecutive trading days up to and including the Last Trading Date; and (iii) a premium of approximately 15.7% over the average closing price per Share of HK$0.484 as quoted on the Stock Exchange for the last ten consecutive trading days up to and including the Last Trading Date.

The 300,000,000 Placing Shares (or the Top-Up Subscription Shares) represent (i) approximately 12.70% of the existing issued share capital of the Company of 2,361,851,200 Shares as at the date of this announcement; and (ii) approximately 11.27% of the issued share capital of the Company of 2,661,851,200 Shares as enlarged by the Top-Up Subscription.

The Top-Up Subscription is conditional upon (i) the Stock Exchange granting listing of and permission to deal in the Top-Up Subscription Shares; (ii) completion of the Placing having occurred pursuant to the terms of the Placing and Subscription Agreement; and (iii) the Bermuda Monetary Authority approving or agreeing to the allotment and issue of the Top-Up Subscription Shares (if necessary).

The gross proceeds from the Top-Up Subscription will be approximately HK$168 million. The net proceeds of approximately HK$162 million from the Top-Up Subscription is intended to be used for the general working capital.

General

As the Vendor is an indirect wholly-owned subsidiary of Hanny, the Placing and the Top-Up Subscription constitute a discloseable transaction for Hanny under the Listing Rules. A circular containing, among other things, further details of the Placing and the Top-Up Subscription contemplated under the Placing and Subscription Agreement will be despatched to the Hanny Shareholders in accordance with the Listing Rules.

Having considered (i) the terms and conditions of the Placing and Subscription Agreement and (ii) the financial effect to Hanny upon completion of the Placing and the Top-Up Subscription, the directors of Hanny are of the view that the Placing and the Top-Up Subscription are not of the price sensitive nature.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended from 2:30 p.m. on 18 May 2007 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange from 9:30 a.m. on 21 May 2007.

THE PLACING AND SUBSCRIPTION AGREEMENT

Date

18 May 2007

Parties to the Placing and Subscription Agreement

The Vendor, the Placing Agent and the Company

THE PLACING

Placing Agent

The Placing Agent will receive a placing commission of 2.5% on the gross proceeds of the Placing, which was arrived at after arm's length negotiations between the Company and the Placing Agent with reference to the market rate. The Placing Agent and its ultimate beneficial owners are third parties independent of and not connected persons (as defined in the Listing Rules) of the Company and its connected persons (as defined in the Listing Rules).

Placees

The Placing Agent agreed to place the Placing Shares on a fully underwritten basis, to not fewer than six Placees who and whose ultimate beneficial owners will be third parties independent of and not connected persons (as defined in the Listing Rules) of the Company and its connected persons (as defined in the Listing Rules). Immediately after completion of the Placing, none of the Placees will become a substantial Shareholder (as defined in the Listing Rules).

Placing Price

The Placing Price (or the Top-Up Subscription Price) of HK$0.56 represents (i) a discount of approximately 8.2% to the closing price of HK$0.61 per Share as quoted on the Stock Exchange on the Last Trading Date; (ii) a premium of approximately 9.8% over the average closing price per Share of approximately HK$0.51 as quoted on the Stock Exchange for the last five consecutive trading days up to and including the Last Trading Date; and (iii) a premium of approximately 15.7% over the average closing price per Share of HK$0.484 as quoted on the Stock Exchange for the last ten consecutive trading days up to and including the Last Trading Date.

The Placing Price was determined with reference to the prevailing market price of the Share and was negotiated on an arm's length basis between the Company and the Placing Agent on 18 May 2007. Having considered the strong capital market sentiment, the Directors (including the independent non-executive Directors) consider that the terms of the Placing, including the placing commission, are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Placing Shares

The 300,000,000 Placing Shares represent (i) approximately 12.70% of the existing issued share capital of the Company of 2,361,851,200 Shares as at the date of this announcement; and (ii) approximately 11.27% of the issued share capital of the Company of 2,661,851,200 Shares as enlarged by the Top-Up Subscription.

Ranking of Placing Shares

The Placing Shares rank pari passu among themselves and with Shares in issue as at the date of this announcement.

Condition of the Placing

The Placing is unconditional.

Completion

The Placing is expected to be completed on or before 28 May 2007.

* *for identification purpose only*

THE TOP-UP SUBSCRIPTION

The Top-Up Subscription Price

The Top-Up Subscription Price is HK$0.56 per Share. The Top-Up Subscription Price is the same to the Placing Price and was determined after arm's length negotiation between the Company and the Vendor with reference to the Placing Price of the Placing Shares.

Number of Top-Up Subscription Shares

The number of Top-Up Subscription Shares is equivalent to the number of Placing Shares, being 300,000,000, representing (i) approximately 12.70% of the existing issued share capital of the Company of 2,361,851,200 Shares as at the date of this announcement; and (ii) approximately 11.27% of the issued share capital of the Company of 2,661,851,200 Shares as enlarged by the Top-Up Subscription.

Ranking of Top-Up Subscription Shares

The Top-Up Subscription Shares, when issued and fully paid, will rank pari passu among themselves and with Shares in issue at the time of issue and allotment of the Top-Up Subscription Shares.

The Top-Up Subscription Shares

The Top-Up Subscription Shares will be issued under the General Mandate granted to the Directors by resolution of the Shareholders passed at the AGM subject to the limit up to 20% of the then issued share capital of the Company as at the date of the AGM (i.e. 465,095,908 Shares). Up to the date of this announcement, no new Shares have been issued under the General Mandate.

Conditions of the Top-Up Subscription

The Top-Up Subscription is conditional upon:

(i) the Stock Exchange granting listing of and permission to deal in the Top-Up Subscription Shares;

(ii) completion of the Placing having occurred pursuant to the terms of the Placing and Subscription Agreement; and

(iii) the Bermuda Monetary Authority approving or agreeing to the allotment and issue of the Top-Up Subscription Shares (if necessary).

Completion

Under Rule 14A.31(3)(d) of the Listing Rules, the Top-Up Subscription must be completed within 14 days from the date of the Placing and Subscription Agreement, that is, on or before 1 June 2007.

In the event that the conditions to the Top-Up Subscription under the Placing and Subscription Agreement are not fulfilled by 1 June 2007, the Company and the Vendor may elect, subject to compliance with all requirements in relation to connected transactions under the Listing Rules (including the Shareholders' approval), to postpone completion of the Top-Up Subscription to a later date to be agreed between the Company and the Vendor.

REASON FOR THE PLACING AND USE OF PROCEEDS

The Directors consider various ways of raising funds and consider that the Placing and Top-Up Subscription represents an opportunity to raise capital for the Company while broadening the Shareholder base and capital base of the Company. Accordingly, the Directors (including the independent non-executive Directors) consider the Placing and Subscription Agreement are in the interest of the Company and the Shareholders as a whole.

The gross proceeds from the Top-Up Subscription will be approximately HK$168 million. The net proceeds of approximately HK$162 million from the Top-Up Subscription is intended to be used for general working capital of the Group. The net price raised per Share upon completion of the Top-Up Subscription will be approximately HK$0.54 per Share. The estimated expense of approximately HK$6 million in relation to the Placing, in particular the placing commission, legal fees and publication fees, will be borne by the Company.

The directors of Hanny expect that the completion of the Placing and Top-Up Subscription would not result in any financial effect to Hanny.

FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

- On 14 June 2006 and 15 June 2006, the Company raised in aggregate approximately HK$1,468 million, net of expenses, by issuing zero coupon convertible notes due 2011 for HK$1,000 million (before expense) and placing of approximately 833.3 million Shares for approximately HK$500 million (before expense). Set out below are details of the intended and actual use of the proceed:

Date of announcement	Description	Net proceeds	Intended use of net proceeds as announced	Actual use of proceeds
28 April 2006	Issue of convertible notes and placing of Shares	HK$1,468 million	Expanding the property investment portfolio and financing existing property development projects	HK$593 million was paid to partially finance and increase the investment, through Orient Town Limited and Empresa De Fomento Industrial E Comercial Concórdia, S.A., in 14 parcels of land in Macau, details of which are disclosed in the circulars of the Company dated 29 May 2006 and 7 March 2007 respectively HK$120 million was paid for the increase in the investment, through Donson (International) Development Limited, in property, golf resort and hotel business in the PRC, details of which are disclosed in the circular of the Company dated 5 February 2007 HK$27 million was paid to partially finance the acquisition of 44 residential units in Macau, details of which are disclosed in the circular of the Company dated 18 December 2006 HK$249 million was paid to partially finance the investment, through More Profit International Limited, in Grand Waldo Hotel complex in Macau, details of which are disclosed in the circular of the Company dated 7 December 2006 HK$378 million was paid as refundable earnest monies with a view to facilitating possible acquisitions of ownership and interest in certain properties and golf resorts in the PRC

EFFECTS ON SHAREHOLDING STRUCTURE OF THE COMPANY

Shareholders	As at the date of this announcement No. of Shares	Approximate %	Upon completion of the Placing No. of Shares	Approximate %	Upon completion of the Placing and Top-Up Subscription No. of Shares	Approximate %
The Vendor *(Note 1)*	356,137,272	15.08	56,137,272	2.38	356,137,272	13.38
Lone Pine Capital LLC	258,332,000	10.94	258,332,000	10.94	258,332,000	9.70
Cheung Hon Kit *(Note 2)*	4,000,000	0.17	4,000,000	0.17	4,000,000	0.15
Kopola Investment Company Limited *(Note 3)*	55,080,000	2.33	55,080,000	2.33	55,080,000	2.07
Public:						
– Placing Shares to be placed to the Placees under the Placing	-	-	300,000,000	12.70	300,000,000	11.27
– Other public Shareholders	1,688,301,928	71.48	1,688,301,928	71.48	1,688,301,928	63.43
Sub-total	1,688,301,928	71.48	1,988,301,928	84.18	1,988,301,928	74.70
Total	2,361,851,200	100.00	2,361,851,200	100.00	2,661,851,200	100.00

Notes:

1. The Vendor is a wholly-owned subsidiary of Hanny Magnetics (B.V.I.) Limited, which in turn is a wholly-owned subsidiary of Hanny.
2. Mr. Cheung Hon Kit, an executive Director, is interested in 4,000,000 Shares as at the date of this announcement.
3. Each of Mr. Ho Hau Chong, Norman, a non-executive Director, and his brother, Mr. Ho Hau Hay, Hamilton, owns 50% interest in Kopola Investment Company Limited which is beneficially interested in 55,080,000 Shares as at the date of this announcement.

The Company shall ensure that no less than 25% of the issued share capital of the Company will be held by the public at all times immediately after the Placing and Top-Up Subscription.

GENERAL

The Company is an investment holding company and its subsidiaries are principally engaged in property development and investment in Macau, the PRC and Hong Kong. The Group is also engaged in securities investment, golf resort and hotel operations.

Hanny is an investment holding company which is principally engaged in trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in (i) a subsidiary whose shares are listed on the Australian Securities Exchange and a subsidiary whose shares are traded on the OTC Bulletin Board in the United States of America; (ii) associated companies whose shares are listed on the Stock Exchange or the Singapore Exchange Limited; and (iii) long-term convertible notes issued by companies whose shares are listed on the Stock Exchange. As at the date of this announcement, the 15.08% shareholding interest in the Company is treated as an investment of Hanny.

The existing authorised share capital of the Company consists of 40,000,000,000 Shares out of which 2,361,851,200 Shares are issued and fully paid up. As at the date of this announcement, there are

(i) an outstanding of HK$582.05 million zero coupon convertible notes due 2010 convertible into 1,322,840,906 new Shares upon exercise in full at the conversion price of HK$0.44 per Share;

(ii) an outstanding of approximately HK$38.2 million zero coupon convertible notes due 2010 convertible into 86,826,977 new Shares upon exercise in full at the conversion price of HK$0.44 per Share;

(iii) an outstanding of 1% convertible notes due 2011 with principal amount of HK$1,000 million convertible into 1,428,571,426 new Shares upon exercise in full at the conversion price of HK$0.7 per Share; and

(iv) outstanding share options attaching rights to subscribe for 31,300,000 Shares granted under the share option schemes of the Company.

Application will be made by the Company to the Listing Committee of the Stock Exchange for the grant of the listing of, and permission to deal in, the Top-Up Subscription Shares.

Set out below is a summary of the audited consolidated results of the Group for the two financial years ended 31 March 2005 and 2006:

	For the year ended 31 March 2005 (Audited and restated) *HK$'000*	2006 (Audited) *HK$'000*
Profit/(Loss) before income tax	14,085	(70,435)
Net profit/(Loss) for the year	12,262	(73,092)

As at 30 September 2006, the unaudited consolidated net assets value of the Group attributable to the Shareholders amounted to approximately HK$1,542 million.

As the Vendor is an indirect wholly-owned subsidiary of Hanny, the Placing and the Top-Up Subscription constitute a discloseable transaction for Hanny under the Listing Rules. A circular containing, among other things, further details of the Placing and the Top-Up Subscription contemplated under the Placing and Subscription Agreement will be despatched to the Hanny Shareholders in accordance with the Listing Rules.

Having considered (i) the terms and conditions of the Placing and Subscription Agreement and (ii) the financial effect to Hanny upon completion of the Placing and the Top-Up Subscription, the directors of Hanny are of the view that the Placing and the Top-Up Subscription are not of the price sensitive nature.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended from 2:30 p.m. on 18 May 2007 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange from 9:30 a.m. on 21 May 2007.

TERMS USED IN THIS ANNOUNCEMENT

"AGM"	the annual general meeting of the Company held on 8 September 2006
"Board"	the board of Directors
"Company"	Macau Prime Properties Holdings Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the main board of the Stock Exchange
"Director(s)"	director(s) of the board of the Company
"General Mandate"	the mandate granted to the Directors by the Shareholders at the AGM to allot, issue and deal with up to 20% of the then issued share capital of the Company as at the date of the AGM
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Hanny"	Hanny Holdings Limited (Stock Code: 275), a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"Hanny Shareholders"	holders of shares in Hanny
"Last Trading Date"	17 May 2007, being the last full trading day for the Shares before this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"Placee(s)"	any individual(s), institutional or other professional investor(s) or any of their respective subsidiaries or associates procured by the Placing Agent to subscribe for any of the Placing Shares pursuant to the Placing Agent's obligations under the Placing and Subscription Agreement
"Placing"	the placing of 300,000,000 existing Shares beneficially owned by the Vendor pursuant to the terms of the Placing and Subscription Agreement
"Placing Agent"	Kingston Securities Limited, a licensed corporation to carry on business in type 1 regulated activities (dealing in securities) under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Placing and Subscription Agreement"	the top-up placing and subscription agreement between the Vendor, the Company and the Placing Agent dated 18 May 2007 in relation to the Placing and Top-Up Subscription
"Placing Price"	HK$0.56 per Placing Share
"Placing Share(s)"	an aggregate of 300,000,000 existing Shares beneficially owned by the Vendor and to be placed pursuant to the Placing and Subscription Agreement
"PRC"	The People's Republic of China, excluding Hong Kong, Macau and Taiwan for the purpose of this announcement
"Shareholder(s)"	holder(s) of the Share(s)
"Share(s)"	ordinary share(s) of HK$0.01 in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Top-Up Subscription"	the subscription of 300,000,000 new Shares pursuant to the terms of the Placing and Subscription Agreement
"Top-Up Subscription Price"	HK$0.56 per Top-Up Subscription Share
"Top-Up Subscription Share(s)"	a total of 300,000,000 new Shares to be subscribed for by the Vendor pursuant to the Placing and Subscription Agreement
"Vendor"	Loyal Concept Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Hanny
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

For and on behalf of the Board of
Macau Prime Properties Holdings Limited
Cheung Hon Kit
Chairman

For and on behalf of the board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 18 May 2007

As at the date of this announcement, the Directors are as follows:

Executive Directors:
Mr. Cheung Hon Kit *(Chairman)*
Mr. Chan Pat Yan *(Managing Director)*
Mr. Wong Kam Cheong, Stanley *(Deputy Managing Director)*
Mr. Cheung Chi Kit
Mr. Lai Tsan Tung, David

Non-executive Directors:
Mr. Ho Hau Chong, Norman *(Deputy Chairman)*
Mr. Lo Lin Shing, Simon

Independent non-executive Directors:
Mr. Wong Chi Keung, Alvin
Mr. Kwok Ka Lap, Alva
Mr. Chui Sai Cheong

As at the date of this announcement, the directors of Hanny are as follows:

Executive directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

澳門祥泰地產集團有限公司*
MACAU PRIME PROPERTIES HOLDINGS LIMITED

(於百慕達註冊成立之有限公司)
(股份代號：199)

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：275)

補充配售 及 恢復買賣

須予披露交易

配售代理

金利豐證券有限公司

補充配售

二零零七年五月十八日，賣方（為主要股東）、配售代理與本公司訂立配售及認購協議，賣方同意透過配售代理以全數包銷方式，以每股配售股份0.56港元的價格，向不少於六名承配人（本身及其最終實益擁有人為獨立第三者，與本公司及本公司關連人士（定義見上市規則）並無關連亦非關連人士（定義見上市規則））配售合共300,000,000股現有股份。根據配售及認購協議，賣方有條件同意按每股補充認購股份0.56港元的價格認購合共300,000,000股補充認購股份。

配售價（或補充認購價）0.56港元，較(i)最後交易日期每股股份在聯交所的收市價0.61港元折讓約8.2%；(ii)截至及包括最後交易日期最後五個連續交易日每股股份在聯交所的平均收市價0.51港元高出約9.8%；及(iii)截至及包括最後交易日期最後十個連續交易日每股股份在聯交所的平均收市價0.484港元高出約15.7%。

300,000,000股配售股份（或補充認購股份）相等於(i)本公佈日期本公司現有已發行股本2,361,851,200股股份的12.70%；及(ii)經補充認購擴大後本公司已發行股本2,661,851,200股股份約11.27%。

補充認購須待(i)聯交所批准補充認購股份上市及買賣；(ii)根據配售及認購協議的條款完成配售；及(iii)百慕達金融管理局批准或同意批准配發及發行補充認購股份（如需要）後方可作實。

補充認購所得款項總額約為168,000,000港元，而補充認購所得款項淨額約162,000,000港元將用作一般營運資金。

一般資料

由於賣方為錦興的一家間接全資附屬公司，故此根據上市規則，配售及補充認購構成錦興的須予披露交易。一份載有（其中包括）配售及認購協議所涉及的配售及補充認購詳情的通函將按上市規則規定寄予錦興股東。

經考慮(i)配售及認購協議的條款及條件及(ii)配售及補充認購完成對錦興的財務影響後，錦興董事認為配售及補充認購均不屬股價敏感性質。

恢復買賣

應本公司要求，股份自二零零七年五月十八日下午二時三十分起暫停在聯交所買賣，以待發出本公佈。本公司已向聯交所申請自二零零七年五月二十一日上午九時三十分起恢復股份在聯交所買賣。

配售及認購協議

日期

二零零七年五月十八日

配售及認購協議立約方：

賣方、配售代理及本公司

配售

配售代理

配售代理將收取配售所得款項總額的2.5%作為配售佣金，有關佣金由本公司與配售代理參考市場水平公平磋商釐定。配售代理及其最終實益擁有人均為獨立第三者，與本公司及本公司關連人士（定義見上市規則）並無關連亦非關連人士（定義見上市規則）。

承配人

配售代理同意按全數包銷的方式，安排將配售股份配售予不少於六名承配人（本身及其最終實益擁有人為獨立第三者，與本公司及本公司關連人士（定義見上市規則）並無關連亦非關連人士（定義見上市規則））。緊隨配售完成時，並無承配人將會成為主要股東（定義見上市規則）。

配售價

配售價（或補充認購價）0.56港元，較(i)最後交易日期每股股份在聯交所的收市價0.61港元折讓約8.2%；(ii)截至及包括最後交易日期最後五個連續交易日每股股份在聯交所的平均收市價0.51港元高出約9.8%；及(iii)截至及包括最後交易日期最後十個連續交易日每股股份在聯交所的平均收市價0.484港元高出約15.7%。

配售價由本公司與配售代理於二零零七年五月十八日參考股份當時市價公平磋商釐定。基於資本市場一片向好，董事（包括獨立非執行董事）認為配售的條款（包括配售佣金）公平合理，且符合本公司與股東整體利益。

配售股份

300,000,000股配售股份相等於(i)本公佈日期本公司現有已發行股本2,361,851,200股股份的12.70%；及(ii)經補充認購擴大後本公司已發行股本2,661,851,200股股份約11.27%。

配售股份的地位

配售股份在各方面與本公佈日期已發行股份享有同等權利。

配售的條件

配售並無附帶條件。

完成

預期配售將於二零零七年五月二十八日或之前完成。

補充認購

補充認購價

補充認購價為每股0.56港元，與配售價相同，由本公司與賣方參考配售股份的配售價公平磋商釐定。

一般資料

本公司為投資控股公司及其附屬公司主要在澳門、中國及香港經營物業發展及投資。本集團亦經營證券投資、高爾夫球度假村及酒店業務。

錦興為投資控股公司，主要從事證券買賣、物業投資及買賣、擁有採砂船隻以及其他策略性投資，其中包括投資於(i)一家股份在澳洲證券交易所上市的聯屬公司及一家股份在美國場外交易議價板買賣的附屬公司；(ii)股份在聯交所或新加坡證券交易所有限公司上市的聯營公司；及(iii)股份在聯交所上市的公司所發行的長期可換股票據。於本公佈日期，錦興擁有本公司15.08%股權作為投資。

本公司現有法定股本包括40,000,000,000股股份，其中2,361,851,200股股份為已發行及繳足股本。於本公佈日期，有

(i) 未贖回582,050,000港元二零一零年到期的零息可換股票據，按每股0.44港元的換股價全數行使可兌換為1,322,840,906股新股份；

(ii) 未贖回約38,200,000港元二零一零年到期的零息可換股票據，按每股0.44港元的換股價全數行使可兌換為86,826,977股新股份；

(iii) 未贖回1,000,000,000港元二零一一年到期的1%可換股票據，按每股0.7港元的換股價全數行使可兌換為1,428,571,426股新股份；及

(iv) 未行使的購股權，可根據本公司購股權計劃認購31,300,000股股份。

本公司將向聯交所上市委員會申請批准補充認購股份上市買賣。

以下為本集團截至二零零五年及二零零六年三月三十一日止兩個財政年度的經審核綜合業績概要：

	截至三月三十一日止年度	
	二零零五年 (經審核及重列) 千港元	二零零六年 (經審核) 千港元
除所得稅前溢利／(虧損)	14,085	(70,435)
年度溢利／(虧損)淨額	12,262	(73,092)

於二零零六年九月三十日，股東應佔本集團未經審核綜合資產淨值約為1,542,000,000港元。

由於賣方為錦興的一家間接全資附屬公司，故此根據上市規則，配售及補充認購構成錦興的須予披露交易。一份載有（其中包括）配售及認購協議所涉及的配售及補充認購詳情的通函將按上市規則規定寄予錦興股東。

經考慮(i)配售及認購協議的條款及條件及(ii)配售及補充認購完成對錦興的財務影響後，錦興董事認為配售及補充認購均不屬股價敏感性質。

恢復買賣

應本公司要求，股份自二零零七年五月十八日下午二時三十分起暫停在聯交所買賣，以待發出本公佈。本公司已向聯交

補充認購股份數目

補充認購股份數目相等於配售股份數目，即300,000,000股，相等於(i)本公佈日期本公司現有已發行股本2,361,851,200股股份約12.70%；及(ii)經補充認購擴大後本公司已發行股本2,661,851,200股股份約11.27%。

補充認購股份的地位

補充認購股份當發行及繳足股本後，本身之間及與發行及配發補充認購股份當時已發行股份在各方面享有同等權利。

補充認購股份

補充認購股份將根據股東於股東週年大會通過決議案給予董事的一般授權發行，惟數目不得超過股東週年大會日期本公司已發行股本20%（即465,095,908股股份）。截至本公佈日期，並無根據一般授權發行新股份。

補充認購的條件

補充認購須待達成以下條件方可作實：

(i) 聯交所批准補充認購股份上市及買賣；

(ii) 根據配售及認購協議的條款完成配售；及

(iii) 百慕達金融管理局批准或同意批准配發及發行補充認購股份（如需要）。

完成

根據上市規則第14A.31(3)(d)條規定，補充認購必須於配售及認購協議日期起計14日內完成，即二零零七年六月一日或之前。

倘若截至二零零七年六月一日仍未達成配售及認購協議有關補充認購的條件，則本公司及賣方可選擇押後至本公司與賣方協定的較後日期完成補充認購，惟須符合上市規則關於關連交易的所有規定，包括獲得股東批准。

配售的理由及所得款項用途

董事考慮多個集資方法，而認為配售及補充認購為本公司集資的良機，既可擴大股東基礎，亦可同時擴大本公司的股本。因此，董事（包括獨立非執行董事）認為配售及認購協議符合本公司與股東的整體利益。

補充認購所得款項總額約為168,000,000港元，而補充認購所得款項淨額約162,000,000港元將撥作本集團的一般營運資金。補充認購完成時每股集資淨價格約為0.54港元。估計有關配售的開支約6,000,000港元，主要包括配售佣金、法律費用及公佈費用，將由本公司承擔。

錦興董事預期配售及補充認購完成不會對錦興有任何財務影響。

過去十二個月的集資活動

本公司先後於二零零六年六月十四日及二零零六年六月十五日發行二零一一年到期的零息可換股票據集資1,000,000,000港元（未扣除開支）及配售約833,300,000股股份集資約500,000,000港元（未扣除開支），集資合共約1,468,000,000港元（已扣除開支）。以下為所得款項的計劃與實際用途：

公佈日期	內容	所得款項淨額	所公佈所得款項淨額計劃用途	所得款項實際用途
二零零六年四月二十八日	發行可換股票據及配售股份	1,468,000,000港元	擴大物業投資組合及作為現有物業發展項目資金	透過華鎮有限公司及聯生發展股份有限公司已支付593,000,000港元作為澳門14幅土地的投資部份之增加金額，詳情分別載於本公司二零零六年五月二十九日及二零零七年三月七日的通函 透過東迅（國際）發展有限公司已支付120,000,000港元增加投資中國的物業、高爾夫球度假村及酒店業務，詳情載於本公司二零零七年二月五日的通函 已支付27,000,000港元作為收購澳門44個住宅單位部份收購價，詳情載於本公司二零零六年十二月十八日的通函 透過More Profit International Limited已支付249,000,000港元作為澳門金都酒店綜合大樓部份收購價，詳情載於本公司二零零六年十二月七日的通函 已支付378,000,000港元作為可退還的誠意金，以便進行收購中國若干物業及高爾夫球度假村擁有權及權益的計劃

對本公司股權架構的影響

股東	於本公佈日期 股份數目	於本公佈日期 概約百分比	配售完成時 股份數目	配售完成時 概約百分比	配售及補充認購完成時 股份數目	配售及補充認購完成時 概約百分比
賣方（附註1）	356,137,272	15.08	56,137,272	2.38	356,137,272	13.38
Lone Pine Capital LLC	258,332,000	10.94	258,332,000	10.94	258,332,000	9.70
張鎮群（附註2）	4,000,000	0.17	4,000,000	0.17	4,000,000	0.15
Kopola Investment Company Limited（附註3）	55,080,000	2.33	55,080,000	2.33	55,080,000	2.07
公眾人士：						
－根據配售向承配人配售的配售股份	–	–	300,000,000	12.70	300,000,000	11.27
－其他公眾股東	1,688,301,928	71.48	1,688,301,928	71.48	1,688,301,928	63.43
小計	1,688,301,928	71.48	1,988,301,928	84.18	1,988,301,928	74.70
合計	2,361,851,200	100.00	2,361,851,200	100.00	2,661,851,200	100.00

附註：

1. 賣方為Hanny Magnetics (B.V.I.) Limited的全資附屬公司，而Hanny Magnetics (B.V.I.) Limited為錦興的全資附屬公司。
2. 張鎮群先生為執行董事，於本公佈日期擁有4,000,000股股份。
3. 於本公佈日期，非執行董事何厚鏘先生及彼之胞兄何厚鋒先生各擁有Kopola Investment Company Limited的50%權益，而Kopola Investment Company Limited擁有55,080,000股股份。

本公司會確保配售及補充認購完成後所有時間不少於25%本公司已發行股本由公眾人士持有。

本公佈所用詞彙

「股東週年大會」	指	本公司於二零零六年九月八日舉行之股東週年大會
「董事會」	指	董事會
「本公司」	指	澳門祥泰地產集團有限公司，一家於百慕達註冊成立的有限公司，其已發行股份於聯交所主板上市
「董事」	指	本公司董事
「一般授權」	指	股東在股東週年大會給予董事的一般授權，可配發、發行及處置不超過於股東週年大會當日本公司已發行股本之20%股份
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「錦興」	指	錦興集團有限公司（股份代號：275），一家於百慕達註冊成立的有限公司，其股份於聯交所主板上市
「錦興股東」	指	錦興股份持有人
「最後交易日期」	指	二零零七年五月十七日，即本公佈前股份最後一個完整交易日
「上市規則」	指	聯交所證券上市規則
「澳門」	指	中國澳門特別行政區
「承配人」	指	配售代理履行配售及認購協議所規定配售代理的責任而安排認購配售股份的個人、機構或其他專業投資者或彼等各自的附屬公司或聯營公司
「配售」	指	根據配售及認購協議條款配售賣方實益擁有的300,000,000股現有股份
「配售代理」	指	金利豐證券有限公司，根據證券及期貨條例（香港法例第571章）獲得發牌可經營第1類受規管活動（證券交易）的機構
「配售及認購協議」	指	賣方、本公司與配售代理於二零零七年五月十八日就配售及補充認購訂立的補充配售及認購協議
「配售價」	指	每股配售股份0.56港元
「配售股份」	指	根據配售及認購協議所配售由賣方實益擁有的300,000,000股現有股份
「中國」	指	中華人民共和國，就本公佈而言，不包括香港、澳門及台灣
「股東」	指	股份持有人
「股份」	指	本公司每股面值0.01港元的普通股
「聯交所」	指	香港聯合交易所有限公司
「補充認購」	指	根據配售及認購協議的條款認購300,000,000股新股份
「補充認購價」	指	每股補充認購股份0.56港元
「補充認購股份」	指	賣方根據配售及認購協議將認購的合共300,000,000股新股份
「賣方」	指	Loyal Concept Limited，於英屬處女群島註冊成立的有限公司，為錦興的間接全資附屬公司
「港元」	指	香港法定貨幣港元
「%」	指	百分比

代表董事會
澳門祥泰地產集團有限公司
主席
張鎮群

代表董事會
錦興集團有限公司
主席
陳國強博士

香港，二零零七年五月十八日

於本公佈日期，董事如下：

執行董事：
張鎮群先生（*主席*）
陳佛恩先生（*董事總經理*）
黃偉昌先生（*副董事總經理*）
張志傑先生
鄭寶東先生

非執行董事：
何厚鏘先生（*副主席*）
魯連城先生

獨立非執行董事：
王志強先生
郭嘉立先生
崔世昌先生

於本公佈日期，錦興董事如下：

執行董事：
陳國強博士（*主席*）
Yap, Allan博士（*董事總經理*）
呂兆泉先生（*副董事總經理*）

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

* *僅供識別*

END